Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 7 DATED FEBRUARY 20, 2014

TO PROSPECTUS DATED JULY 31, 2013

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated July 31, 2013 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 6 (which is cumulative and replaces all prior supplements) and this Supplement No. 7.

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, changes in laws or regulations or interpretations of current laws and regulations that impact our business, assets or classification as a real estate investment trust, our ability to realize our anticipated return on our energy investment, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of January 31, 2014, 98,632,094 Units remain unsold. Our offering of Units expired on January 19, 2014. Pursuant to Rule 415(a)(6) of the Securities Act, we have filed a new registration statement with the Securities and Exchange Commission (“SEC”) to sell the remaining 98,632,094 Units. While our new registration statement is under review by the SEC, Rule 415(a)(5) of the Securities Act permits us to continue to offer and sell Units, under our original registration statement, until the earlier of the effective date of our new registration statement or 180 days after the third anniversary of the initial effectiveness date of our original registration statement.

As of January 31, 2014, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	74,095,178	815,046,961	733,542,264

Total	83,618,988	$915,046,961	$823,542,264

Unit Redemption Program

In April 2012, we instituted a Unit Redemption Program to provide limited interim liquidity to our shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for five years or less, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent (3%) of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. In the case of redemption of Units following the death of all shareholders in one account, the purchase price will equal 100% of the price paid by the deceased shareholders for the Units. We reserve the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program.

Under the terms of the Unit Redemption Program, the funding for the redemption of Units comes exclusively from the net proceeds we receive from the sale of Units under our best-efforts offering or our dividend reinvestment plan which we plan to implement following the conclusion of our offering. However, until we implement our dividend reinvestment plan, we funded Unit redemptions for the periods noted below from the net proceeds we received from the sale of our Units under our best-efforts offering.

Since inception of the program through January 31, 2014, we have redeemed approximately 3.8 million Units representing $38.4 million. As contemplated in the program, beginning with the October 2012 redemption, the scheduled redemption date for the fourth quarter of 2012, through the April 2013 redemption, the scheduled redemption date for the second quarter of 2013, and in January 2014, the scheduled redemption date for the first quarter of 2014, we redeemed Units on a pro rata basis due to the 3% limitation discussed above. Prior to October 2012 and from July 2013, the scheduled redemption date for the third quarter of 2013, through October 2013, the scheduled redemption date for the fourth quarter of 2013, we redeemed 100% of redemption requests. The following is a summary of the Unit redemptions:

Redemption Date	Total Requested Unit Redemptions at Redemption Date	Units Redeemed	Total Redemption Requests Not Redeemed at Redemption Date	Average Price Paid on Redemptions for Quarter
April 2012	474,466	474,466	——	$10.22
July 2012	961,236	961,236	——	10.09
October 2012	617,811	46,889	570,922	10.58
January 2013	938,026	114,200	823,826	10.73
April 2013	1,063,625	637,779	425,846	10.19
July 2013	677,855	677,855	——	10.16
October 2013	609,079	609,079	——	10.18
January 2014	357,013	242,644	114,369	10.34

RECENT DEVELOPMENTS

Related Party Settlement with SEC

On February 12, 2014, the SEC entered into settlement agreements with Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. (the “Other REITs”), their respective advisory companies (the “Advisors”), Chief Executive Officer and Chairman Glade M. Knight, and Chief Financial Officer Bryan F. Peery. The Company was not part of the settlement and the SEC will not seek any sort of sanction or monetary penalty against the Company related to the previously disclosed SEC investigation.

To effectuate the settlement against the Other REITs, and without admitting or denying any of the SEC’s allegations, the Other REITs consented to the issuance of an administrative order alleging disclosure deficiencies and deficiencies in related controls resulting in violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 (for Apple REIT Seven, Inc. and Apple REIT Eight, Inc. only) and certain provisions of Sections 13 and 14 of the Securities Exchange Act of 1934 (the “Exchange Act”). Specifically, the order alleges that from 2008 through 2011, the Other REITs had deficiencies related to the disclosure of the process used to price shares sold in their dividend reinvestment plans, disclosure of compensation paid to executives by the Advisors, and disclosure of transactions among the Other REITs. The Advisors, Mr. Knight and Mr. Peery, also without admitting or denying any allegations, consented to the issuance of the order alleging that, based on the alleged disclosure deficiencies described above, they were a cause of the Other REITs’ violations of certain sections of Sections 13 and 14 of the Exchange Act. In addition, the order provides that Mr. Knight and Mr. Peery violated Section 16 of the Exchange Act based on Mr. Knight’s alleged failure to file timely with the SEC one Form 3 and one Form 4 for Apple REIT Nine, Inc., and Mr. Peery’s alleged failure to file timely one Form 4 for Apple REIT Nine, Inc. Further, the order provides that Mr. Knight and Mr. Peery each violated Rule 13a-14 of the Exchange Act based on the officer certifications they provided in their respective roles as Chief Executive Officer and Chief Financial Officer for the Other REITs. The order requires the Other REITs, the Advisors, Mr. Knight and Mr. Peery to cease and desist from committing or causing any such violations in the future, and requires the Advisors, Mr. Knight and Mr. Peery to pay civil penalties. The settlement and allegations had no impact on the financial statements for the Other REITs.

Credit Facility

In accordance with the terms of our credit agreement, as amended, on January 30, 2014, we increased the amount of our unsecured revolving credit facility to $150 million.

Recent Hotel Purchases

On January 31, 2014, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of two newly constructed hotels that opened in January 2014 located in Oklahoma City, Oklahoma. The aggregate gross purchase price for these hotels, which contain a total of 255 guest rooms, was $45.0 million.

The purchase price for these hotels was funded by borrowings under our credit facility.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. (“ASRG”) to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used borrowings under our credit facility to pay approximately $0.9 million to ASRG, representing 2% of the gross purchase price for our recent purchases.

Further information about our recently purchased hotels is provided in other sections below.

Overview of Owned Hotels

As a result of our recent purchases, we currently own 49 hotels, which are located in the states indicated in the map below:

States in which Our Hotels are Located

SUMMARY OF CONTRACTS FOR OUR RECENTLY PURCHASED PROPERTIES

Ownership, Leasing and Management Summary

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

We have no material relationship or affiliation with the seller or manager, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel Location		Franchise (a)	Hotel Owner/Lessor	Lessee	Manager
1.	Oklahoma City, Oklahoma	Hilton Garden Inn	Apple Ten Oklahoma, LLC	Apple Ten Oklahoma Services, Inc.	Raymond Management Company, Inc. (b)
2.	Oklahoma City, Oklahoma	Homewood Suites	Apple Ten Oklahoma, LLC	Apple Ten Oklahoma Services, Inc.	Raymond Management Company, Inc. (b)

Notes:

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b)	The hotel specified was purchased from an affiliate of the indicated manager.

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 5 years. The applicable lessee has the option to extend its lease term for one additional three-year period, provided it is not in default at the end of the initial term.

Each lease provides for annual base rent and percentage rent. Shown below are the annual base rent and the lease commencement dates for our recently purchased hotels:

Hotel Location		Franchise	Annual Base Rent	Date of Lease Commencement
1.	Oklahoma City, Oklahoma	Hilton Garden Inn	$1,911,000	January 31, 2014
2.	Oklahoma City, Oklahoma	Homewood Suites	1,229,000	January 31, 2014

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees.

Management Agreements

Each of our recently purchased hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate. Our leasing subsidiary may terminate the management agreements if the managers fail to achieve certain performance levels.

Franchise Agreements

Each of the recently purchased hotels is franchised by Hilton Worldwide Holdings, Inc. or one of its affiliates, and there is a franchise license agreement between the applicable lessee (as specified in the previous section) and Hilton Worldwide Holdings, Inc. or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel Location		Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)	Purchase Date
1.	Oklahoma City, Oklahoma	Hilton Garden Inn	155	$27,352,950	$189-209	$26,021,315	January 31, 2014
2.	Oklahoma City, Oklahoma	Homewood Suites	100	17,647,050	169-204	16,787,930	January 31, 2014

		Total	255	$45,000,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers. Rates reflected were in effect at acquisition.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A

Hotel Location		Franchise	Avg. Daily Occupancy Rates (%)
			2009	2010	2011	2012	2013
1.	Oklahoma City, Oklahoma	Hilton Garden Inn	n/a	n/a	n/a	n/a	n/a
2.	Oklahoma City, Oklahoma	Homewood Suites	n/a	n/a	n/a	n/a	n/a

PART B

Hotel Location		Franchise	Revenue per Available Room/Suite ($)
			2009	2010	2011	2012	2013
1.	Oklahoma City, Oklahoma	Hilton Garden Inn	n/a	n/a	n/a	n/a	n/a
2.	Oklahoma City, Oklahoma	Homewood Suites	n/a	n/a	n/a	n/a	n/a

Note for Table 2:

(a)

Operating data is presented for the last five years (or since the beginning of hotel operations). There is no data prior to 2014 because the hotels were under construction and did not open until January 2014. See Table 1. General Information above for the date the hotels were acquired.

Table 3. Tax and Related Information

Hotel Location		Franchise	Tax Year (b)	Real Property Tax Rate(a)	Real Property Tax
1.	Oklahoma City, Oklahoma	Hilton Garden Inn	2013	11.6%	$12,603(c	)/(d)
2.	Oklahoma City, Oklahoma	Homewood Suites	2013	11.6%	12,603(c	)/(d)

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(b)	Represents a calendar year.

(c)	The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.

(d)	Oklahoma City Hilton Garden Inn and Homewood Suites are part of an adjoining two-hotel complex that is located on the same site.